EXHIBIT 99.1

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102

OF

CANAGOLD RESOURCES LTD.

(the "Company")

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual and special meeting of shareholders of the Company held on July 19, 2022 (the “Meeting”):

1.

Smythe LLP, Chartered Professional Accountants, were re-appointed as auditors of the Company. Shares voted in person and by proxies received represented 26,903,800 (45.22%) votes FOR and 32,585,347 (54.78%) votes WITHHELD.

2.	The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD

Carmen Letton	39,138,354 (99.21%)	312,801 (0.79%)

Sofia Bianchi	39,136,655 (99.20%)	314,500 (0.80%)

Andrew Trow	37,902,539 (96.07%)	1,548,616 (3.93%)

Scott Eldridge	19,889,739 (99.26%)	149,153 (0.74%)

Kadri Dagdelen	19,884,039 (99.23%)	154,853 (0.77%)

3.

The ordinary resolution to approve an amendment to the stock option plan of the Company was not passed. Shares voted in person and proxies received represented 23,417,719 (39.36%) votes FOR and 36,071,428 (60.64%) votes AGAINST.